Consent of Independent Registered Public Accounting Firm

The Board of Directors
Hostess Brands, Inc.:

We consent to the incorporation by reference in the Registration Statements No. 333-214603 and No. 333-219149 on Form S-3 and No. 333-215487 on Form S-8 of Hostess Brands, Inc. of our report dated February 26, 2020, with respect to the consolidated balance sheets of Hostess Brands, Inc. and subsidiaries as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2019, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2019, which report appears in the December 31, 2019 annual report on Form 10-K of Hostess Brands, Inc.

/s/ KPMG LLP

Kansas City, Missouri
February 26, 2020